FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July, 2020

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 15, 2020, announcing that Telefonica International Wholesale Services (TIWS) Selects Gilat for Broadband and Cellular Backhaul Project in Argentina.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated July 15, 2020	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Telefonica International Wholesale Services (TIWS) Selects
Gilat for Broadband and Cellular Backhaul Project in
Argentina

Gilat's expertise and presence in Latin America, together with its local partner, Planex, enabled fast delivery during the challenging times imposed by the COVID-19 pandemic

Petah Tikva, Israel, July 15, 2020 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announces the selection of Gilat by Telefonica International Wholesale Services (TIWS), a subsidiary of Telefonica Group, for a satellite communication project in Argentina including rural broadband services and cellular backhaul. Gilat's expertise and presence complemented by its local partner, Planex, enabled fast delivery during these challenging times imposed by the COVID-19 pandemic.

Gilat's SkyEdge II-c multi-service platform was selected due to its ability to adjust to the technical / business needs of the project. For the current project in Argentina, Gilat was able to adapt to TIWS requirements in record time. Obstacles stemming from the COVID-19 pandemic were overcome and delivery of the SkyEdge II-c hub and 1700 VSATs was supplied in a couple of weeks.

Gilat provides a significant advantage in Latin America, due to its local presence and expertise, as well as strong established local partnerships and past investments, thus accelerating time to market and reducing risk.

"Gilat is a long-time regional player and supplier of TIWS and we are pleased with their fast delivery in Argentina, with the support of their local partner, Planex, particularly during this pandemic," said Gustavo Arditti, Satellite Business Unit Director, TIWS. "'TIWS will deploy Gilat's platform to serve our needs for both rural broadband as well as cellular backhauling over satellite."

“We are delighted to have been selected by TIWS to quickly provide the required hub and VSAT equipment answering specific requirements and overcoming challenges imposed by the current pandemic," said Tobias Dezordi, Regional Vice President Latin America at Gilat. "This deal demonstrates Gilat's readiness to support Telefonica's teams of excellence worldwide to tackle their global requirements."

About Telefónica International Wholesale Services (TIWS)
Telefónica International Wholesale Services (TIWS) delivers world-class international services and platforms to multinational companies, wholesale carriers, fixed and mobile operators, OTTs, service providers and aggregators.  Offering a global footprint, with particularly strong presence in Europe and Latin America, we provide our customers with high quality connectivity, digital platforms and a wide range of innovative solutions.

Our global service portfolio includes Voice & UCC, Networking, Mobile, Satellite, Cloud, Security and IoT & Big Data. TIWS is owned by Telefonica.

About Telefonica
Telefónica is one the largest telecommunications service providers in the world. The company offers fixed and mobile connectivity as well as a wide range of digital services for residential and business customers. With 344 million customers, Telefónica operates in Europe and Latin America.

Telefónica is a 100% listed company and its shares are traded on the Spanish Stock Market and on those in New York and Lima.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general. These and other risks and uncertainties are detailed in the Company’s Securities and Exchange Commission filings.  We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com